Exhibit 12
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratio of earnings to fixed charges)

	Six Months Ended
	June 30,
	2008
Earnings:
Income from continuing operations before income taxes and minority interest	$383.0
Portion of rents representative of interest expense	5.5
Interest on indebtedness, including amortization of deferred loan costs	17.5
Amortization of capitalized interest	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—

Earnings, as adjusted	$406.0

Fixed Charges:
Portion of rents representative of interest expense	$5.5
Interest on indebtedness, including amortization of deferred loan costs	17.5
Capitalized interest	15.7

Total fixed charges	$38.7

Ratio of earnings to fixed charges	10.49	x